SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                 FORM 11-K




/ X / Annual Report Pursuant to Section 15(d) of The Securities Exchange
      Act of 1934


For the fiscal year ended December 31, 1995
                                    OR

/   / Transition report pursuant to Section 15(d) of the Securities
      Exchange Act of 1934

For the transition period from _____________ to ________

Commission file number 2-68923

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: DeSoto Stock Ownership Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: DeSoto, Inc., 900 E. Washington St., Joliet, IL 60433

                                                  PAGE 2



                               DeSOTO, INC.

                   THE DeSOTO STOCK OWNERSHIP PLUS PLAN

              FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                        DECEMBER 31, 1995 AND 1994

           EMPLOYER IDENTIFICATION NO. 36-1899490, PLAN NO. 004


                             TABLE OF CONTENTS


                                                            Page No.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                      3

FINANCIAL STATEMENTS

     Statements of Net Assets Available for
     Plan Benefits - December 31, 1995 and 1994               4


     Statements of Changes in Net Assets
     Available for Plan Benefits - Years
     Ended December 31, 1995 and 1994                         5


NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES      6

SUPPLEMENTAL SCHEDULES

     Schedule I:  Item 27a - Schedule of Assets Held for
                  Investment Purposes - December 31, 1995    14

     Schedule II: Item 27d - Schedule of Reportable
                             Transactions - Year Ended
                             December 31, 1995               15

                                                  PAGE 3

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of
    the DeSoto Stock Ownership Plus Plan:

We have audited the accompanying statements of net assets available for plan benefits of The DeSoto Stock Ownership Plus Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Chicago, Illinois,
June 27, 1996
                                                            PAGE 4

THE DeSOTO STOCK OWNERSHIP PLUS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1995 AND 1994

                                                    December 31, 1995
                          ------------------------------------------------------------------------
                                               Participant Directed
                          -------------------------------------------------------------
                                  DeSoto, Inc.  Money                                              December 31,
                            Loan      Stock     Market     Equity      Bond   Balanced                 1994
                            Fund      Fund       Fund       Fund       Fund     Fund     Combined    Combined
                          -------   --------  ---------  ---------  --------  --------  ----------  ----------

ASSETS:
 DUE FROM DeSOTO, INC.    $      -  $ 27,930  $  9,656  $   26,474  $  7,548  $ 5,903   $   77,511  $   93,923

 INTEREST RECEIVABLE             -         9     2,372           6         2        4        2,393       2,938

 LOANS RECEIVABLE          147,148         -         -           -         -        -      147,148     169,274

 INVESTMENTS, AT MARKET          -    91,930   486,944     972,699   126,973   93,037    1,771,583   1,651,983
                          --------  --------  --------  ----------  --------  -------   ----------  ----------

   TOTAL ASSETS            147,148   119,869   498,972     999,179   134,523   98,944    1,998,635   1,918,118

 TRANSFERS RECEIVABLE
   (PAYABLE)                     -       786      (452)      1,226    (1,546)     (14)           -           -
                          --------  --------  --------  ----------  --------  -------   ----------  ----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS            $147,148  $120,655  $498,520  $1,000,405  $132,977  $98,930   $1,998,635  $1,918,118
                          ========  ========  ========  ==========  ========  =======   ==========  ==========

The accompanying notes to financial statements and supplemental schedules are an integral part of these statements.

                                                              PAGE 5

THE DeSOTO STOCK OWNERSHIP PLUS PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1995 AND 1994

                                                          Year Ended December 31, 1995
                                ------------------------------------------------------------------------
                                              Participant Directed
                                --------------------------------------------------------------
                                        DeSoto, Inc.  Money                                                   December 31,
                                  Loan      Stock     Market     Equity       Bond    Balanced                   1994
                                  Fund       Fund      Fund       Fund        Fund      Fund     Combined      Combined
                                --------  --------   --------  ----------   --------   -------  -----------   ----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, JANUARY 1           $169,274  $140,495   $674,165  $  732,631   $132,371   $69,182   $1,918,118   $2,074,411

ADDITIONS:
  Participants' net deposits     (79,407)   49,539     43,540     139,629     51,854    35,747      240,902      402,873
  Company contribution                 -    26,371      5,066      17,894      5,080     4,435       58,846       62,560
  Loan interest income                 -     2,708      1,004       4,840      1,454       832       10,838        8,070
  Interest income                      -       244     35,371          83         97       109       35,904       30,190
  Net appreciation
    depreciation) in market
    value of investments               -    25,481          -     297,568      9,220    16,733      349,002     (212,860)
                                --------  --------   --------  ----------   --------   -------   ----------   ----------

      Total additions            (79,407)  104,343     84,981     460,014     67,705    57,856      695,492      290,833

DEDUCTIONS:
  Withdrawals by participants     57,281   (49,518)  (283,027)   (240,048)   (51,697)  (47,966)    (614,975)    (447,126)
                                --------  --------   --------  ----------   --------  --------   ----------   ----------

NET ADDITIONS (DEDUCTIONS)       (22,126)   54,825   (198,046)    219,966     16,008     9,890       80,517     (156,293)

INTERFUND TRANSFERS                    -   (74,665)    22,401      47,808    (15,402)   19,858            -            -
                                --------  --------   --------  ----------   --------   -------   ----------   ----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, DECEMBER 31         $147,148  $120,655   $498,520  $1,000,405   $132,977   $98,930   $1,998,635   $1,918,118
                                ========  ========   ========  ==========   ========   =======   ==========   ==========


The accompanying notes to financial statements and supplemental schedules are an integral part of these statements.

THE DeSOTO STOCK OWNERSHIP PLUS PLAN


NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
YEARS ENDED DECEMBER 31, 1995 AND 1994

1.   PLAN DESCRIPTION

     The following description of the DeSoto Stock Ownership Plus Plan and the related amendments ("the Plan") is provided for general purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The DeSoto Stock Ownership Plus Plan was established January 1, 1972 to provide eligible employees of DeSoto, Inc. (the "Company") the opportunity to make regular investments through payroll deductions and acquire a proprietary interest in the Company. In general, any full-time employee of the Company may participate in the Plan except for certain hourly rated employees. Prior to January 1, 1985, funds from employee deposits and Company contributions were used to purchase stock of the Company through private sales or in the open market.

     Effective January 1, 1985, the DeSoto Stock Ownership Plan was amended, in part, to (i) increase employer contributions to the Plan, (ii) enable the participants to determine in which of the several investment funds described below their deposits will be invested, and (iii) comply with the requirements of Section 401(k) of the Internal Revenue Code. As part of the amendments, the name of the Plan was changed to The DeSoto Stock Ownership Plus Plan (the "Plan").

     Effective January 1, 1987, the Plan was amended, in part, to
     (i) permit Plan participants who are at least 55 years of age to transfer all or a portion of their account balance which is invested in the DeSoto Stock Fund to the Interest Income Fund, and (ii) liberalize the provisions under which participants may borrow money from the Plan.

     Effective January 1, 1989, the Plan was amended, in part, to
     (i) split the Interest Income Fund between a Money Market Fund and Bond Fund; participants were required to allocate the balance in their Interest Income Fund account between the two funds (ii) ease restrictions on transfers between investment funds, (iii) change the definition of valuation date for purposes of valuing a participant's account, and
     (iv)  conform  to  certain changes in the  Internal  Revenue
     Code.

     The plan was amended, effective January 1, 1990, to permit participants who terminated employment with the Company during 1990 either (i) due to the Company's sale of a division or location, or (ii) under circumstances which permitted the participant to receive severance benefits under the Company's severance program, to be credited with a Company matching contribution determined as if the participant was employed by the Company on December 31, 1990. Effective June 1, 1990, the plan was amended (i) to require that Common Stock be distributed in kind to all participants and beneficiaries who receive distributions from the plan, and (ii) to modify the method in which Common Stock is valued within a participant's account.

     Effective January 1, 1991, the plan was amended to permit participants who terminated employment with the Company during 1991 either (i) due to the Company's sale of a division or location, or (ii) under circumstances which permitted the participant to receive severance benefits under the Company's severance program, to be credited with a Company matching contribution determined as if the participant was employed by the Company on December 31, 1991.

     Effective October 1, 1994, the Plan was amended to permit participation by any full-time employee as of the first day of the month coincident with or immediately following their date of hire. Company contributions allocated to a participants account, however, do not vest until the employee completes one year of continuous service. Effective January 1, 1995, the Plan was amended to permit participation by any full-time employee as of the first day of the calendar quarter coincident with or immediately following their date of hire. The Plan was further amended as of January 1, 1995 to add a Balanced Fund which may be invested in stocks, bonds, money markets and other investment vehicles. In addition, the Plan was amended to permit participants to invest the Company contribution according to their direction; previously, Company contributions were deposited in the DeSoto, Inc. Stock Fund.

     The Company has established the DeSoto Stock Ownership Plus Trust to implement and carry out the purposes of the Plan. This Trust has been designated by the Company as part of the Plan. The custodian of the Plan assets is Bank of America Illinois. The Company acts as the Plan Administrator. The Company pays substantially all of the Plan's administrative costs.

     Under the amended Plan, in general, each eligible participant may elect to make before-tax deposits to the Plan, equal to any whole percentage, from 2% to 10%, of compensation. In addition, each participant may make deposits to the Plan, in after-tax dollars, equal to any whole percentage, from 1% to 10%, of compensation. Participants' deposits are 100% vested. The Company contributes to the Plan, in cash or Company common stock, for the account of each employee who was a participant on the last day of the year and of each employee (other than one employed pursuant to a collective bargaining agreement) whose participation terminated during the year on account of death, disability or retirement, an amount equal to 30% of such participant's before-tax deposits for such year of up to 5% of compensation. Participants vest in their share of the Company's contributions upon completion of one year of continuous service. A participant may discontinue deposits at any time without terminating participation in the Plan, and may resume deposits as of any subsequent January 1. Participant deposits and Company contributions may be invested, at the election of each participant, in one or more of the following investment funds maintained under the amended DeSoto Stock Ownership Plus Trust.

       I. The DeSoto, Inc. Stock Fund which is invested in common stock of the Company to the extent reasonably practical and in short-term income investments.

      II. The Money Market Fund which is invested in certificates of deposit, short-term income investments, and money market mutual funds and other common or collective investment vehicles.

      III. The Equity Fund which is invested in common and preferred stock of corporations other than the Company and its affiliates, short-term income investments, and mutual funds and other common or collective investment vehicles which invest primarily in equity securities.

       IV. The Bond Fund which is invested in obligations issued by the United States of America or an agency or instrumentality thereof, bonds, debentures, and other debt instruments of corporations other than the Company and its affiliates, certificates of deposit, short-term income investments, so-called guaranteed interest and principal insurance contracts, and mutual funds and other common or collective investment vehicles which invest primarily in debt instruments. In 1994 and 1995, this fund was invested solely in guaranteed investment contracts.

        V. The Balanced Fund is invested in stocks, bonds, money markets and other investment vehicles. The investments include a blend of common and preferred stock of domestic and foreign corporations, obligations issued by the United States of America or an agency or instrumentality thereof, bonds, debentures, other debt instruments of corporations, certificates of deposit, securities issued by the U.S. Government, U.S. dollar denominated obligations issued by U.S. banks, U.S. dollar denominated commercial paper and short-term corporate obligations, repurchase agreements and other common or collective investment vehicles which make such investments.


     A Participant's eligibility to make contributions to the Plan or receive an allocation of the Company contribution ceases upon (i) termination of employment due to resignation or dismissal, and (ii) complete withdrawal due to hardship or in anticipation of retirement, as determined under the terms of the Plan.

     After termination of participation, the former participant will receive payment of the number of full shares of Company stock credited to the participant's account and an amount equal to the value of the remaining portion of the account not previously withdrawn, as of the date of termination. In the case of a participant who terminates employment on account of death, disability, or retirement, a share of the Company contribution for the year of termination will also be granted.

     Under certain circumstances, at the complete discretion of the Trustees of the DeSoto Stock Ownership Plus Trust, participants may withdraw all or a portion of the value of their account in the Plan prior to termination of employment. In addition, under certain circumstances, the Trustees may permit the Plan to make loans to participants. The maximum amount of the loans, plus interest due thereon over the term of the indebtedness, cannot be less than $1,000 nor more than the lesser of $50,000 or one-half of the participant's account balance at the time of the loan.
     For purposes of the financial statements, a loan to a participant is treated as an asset of the Loan Fund.

     Loans to participants typically range from one to five years in length. Loans to be used by the participant for the purchase of a dwelling may be repaid over a maximum of ten years. The rate of interest charged on a loan is equivalent to the prime rate charged by Bank of America Illinois on the rirst day of the calendar quarter during which the loan application is approved. Loan repayments are made by payroll deduction on a semi-monthly or weekly basis.
     PAGE 9


     Payments to a participant or beneficiary attributable to a participant's sub-account in the Equity Fund, the Money Market Fund, the Bond Fund and the Balanced Fund are made in cash. Payments to a participant or beneficiary attributable to a participant's sub-account in the DeSoto Stock, Inc. Fund may be made, at the discretion of the Trustees, in whole or in part in Company stock or in cash prior to June 1, 1990 and in Company stock thereafter pursuant to the June 1, 1990 Plan amendment.


     2.   ACCOUNTING POLICIES

            - The financial statements are presented on the accrual basis of accounting.

            - Investments are valued at the closing market price on the last day of the year. The Plan adopted the provisions of AICPA Statement of Position 94-4 relating to investment contracts for the 1995 Plan year. The adoption did not have a material effect on the financial statements. Investments of the Bond Fund are in the Bank of America GIC Fund and are valued at market value. This Fund invests in fully benefit-responsive investment contracts. These contracts are valued at contract value which approximates fair value. Under the terms of the investment contracts, the interest rate may be fixed or it may be a floating rate. The aggregate average yield of the investment contracts for the year ended December 31, 1995 was 6.6%. The aggregate interest rate for the investment contracts as of December 31, 1995 was 6.6%.

            - Net realized and unrealized gains and losses for the period are reflected in the Statement of Changes in Net Assets Available for Plan Benefits (see Note 5 of Notes to Financial Statements and Supplemental Schedules). The net realized gain or loss is calculated as the difference between proceeds received and the fair value of investments on the first day of the Plan year or the acquisition date if purchased during the Plan year. Unrealized gain or loss is calculated as the difference between fair value at the end of the Plan year and the fair value of investments at the beginning of the Plan year or the acquisition date if purchased during the Plan year.

            - Investment purchases and sales are recorded on the accrual basis.

            - Interest and dividend income are recorded on the accrual basis.

            - The financial statements have been prepared
            in  accordance  with  generally  accepted  accounting
            principles and necessarily include amounts  based  on
            estimates  and  assumptions  by  management.   Actual
            results could differ from those estimates.

     3.   PRIORITIES UPON TERMINATION OF THE PLAN

             Although the Company expects to continue the Plan permanently, the Company may, at any time, terminate the Plan. Upon termination, any unallocated income and appreciation or depreciation in the current value of the investments shall be allocated among the individual accounts of the Plan participants. All participant account balances will be distributed to participants within a reasonable time after the date of termination.
     PAGE 10


4.   INVESTMENTS

     Bank of America Illinois, custodian of the Plan assets, held the Plan's investments and executed transactions therein. The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1995 and 1994 are as follows:

                                                        December 31
                                    ------------------------------------------------------
                                              1995                        1994
                                    -----------------------    ------------------------
                                       Cost    Market Value       Cost     Market Value
                                    ---------  ------------    ----------  ------------
    DeSoto, Inc. Stock Fund:
     DeSoto, Inc. Common Stock      $  98,170    $ 89,061      $  279,378  $  140,075
     Bank of America Short-Term
       Investment Fund                  2,869       2,869               -           -
                                   ----------  ----------      ----------  ----------
     Total DeSoto, Inc. Stock Fund    101,039      91,930         279,378     140,075

    Money Market Fund:
     Bank of America Short-Term
       Investment Fund                486,944     486,944         599,244     599,244

    Equity Fund:
     Bank of America Equity Fund      749,615     968,890         778,684     758,173
     Bank of America Short Term
       Investment Fund                  3,809       3,809               -           -
                                   ----------   ---------      ----------  ----------
     Total Equity Fund                753,424     972,699         778,684     758,173

    Bond Fund:
     Bank of America GIC Fund         126,953     125,381          98,461     100,924
     Bank of America Short-Term
       Investment fund                  1,592       1,592               -           -
                                   ----------  ----------      ----------  ----------
     Total Bond Fund                  128,545     126,973          98,461     100,924

    Balanced Fund:
     Bank of America Balanced Fund     78,901      91,103          54,424      53,556
     Bank of America Short-Term
     Investment Fund                    1,934       1,934              11          11
                                   ----------  ----------      ----------  ----------

     Total Balanced Fund               80,835      93,037          54,435      53,567
                                   ----------  ----------      ----------  ----------

    Total                          $1,550,787  $1,771,583      $1,810,202  $1,651,983
                                   ==========  ==========      ==========  ==========




                                                       PAGE 11


 5. UNREALIZED AND REALIZED MARKET ACTIVITY

                                                     Year Ended December 31
                                                      1995           1994


    DeSoto, Inc. Stock Fund:
      Unrealized net (depreciation)
        in fair market value of investments         $  (9,109)     $(139,303)
      Net realized gain (loss) on sale of
         investments                                   34,590        (78,015)
                                                    ---------      ---------
          Total                                        25,481       (217,318)
                                                    ---------      ---------
    Equity Fund:
      Unrealized net appreciation (depreciation)
        in fair market value of investments           219,275        (20,511)
      Net realized gain on sale of
        investments                                    78,293         21,166
                                                    ---------      ---------
          Total                                       297,568            655
                                                    ---------      ---------
    Bond Fund:
      Unrealized net (depreciation) appreciation
        in fair market value of investments            (1,572)         2,463
      Net realized gain on sale
        of investments                                 10,792          2,588
                                                    ---------      ---------
          Total                                         9,220          5,051
                                                    ---------      ---------

    Balanced Fund:
      Unrealized net appreciation (depreciation)
        in fair market value of investments            12,202           (868)
      Net realized gain (loss) on sale
        of investments                                  4,531           (380)
                                                    ---------      ---------

          Total                                        16,733         (1,248)
                                                    ---------      ---------

    Total                                           $ 349,002      $(212,860)
                                                    =========      =========


                                                     Year Ended December 31
                                                      1995             1994

    Unrealized market appreciation (depreciation)    $220,796      $(158,219)
    Realized market appreciation(depreciation)        128,206        (54,641)
                                                     --------      ---------

      Total                                          $349,002      $(212,860)
                                                     ========      =========

                                                       PAGE 12
 6. RECONCILIATION TO FORM 5500

    As of December 31, 1995 and 1994, the Plan had $62,613 and $119,478, respectively, of pending distributions to participants who elected to withdraw from the operations and earnings of the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the financial statements in accordance with generally accepted accounting principles.

    The following table reconciles net assets available for Plan benefits per the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 1995 and 1994.
                                      Net Assets Available
                                        for Plan Benefits
                                           December 31,
                                        1995          1994
                                        ----          ----
    Per financial statements        $1,998,635    $1,918,118
    Accrued benefit payments            62,613       119,478
                                    ----------    ----------
    Per Form 5500                   $1,936,022    $1,798,640
                                    ==========    ==========

      The following table reconciles withdrawals by participants per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1995:

   Withdrawals by participants
     per the financial statements                 $  614,975
   Amounts allocated to withdrawing
     participants at December 31, 1995                62,613
   Reversal of amounts allocated to withdrawing
     participants at December 31, 1994              (119,478)
                                                  ----------
   Per Form 5500                                  $  558,110
                                                  ==========

 7. INTERNAL REVENUE SERVICE TAX STATUS

    The plan obtained its latest determination letter on June 12, 1986, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the plan was qualified and the related trust was tax-exempt as of the financial statement date. An application for determination was submitted to the Internal Revenue Service on March 29, 1995.
                                                       PAGE 13


On June 27, 1996, the Company and Keystone Consolidated Industries, Inc. announced that they have signed a definitive agreement, approved by their respective Boards of Directors, providing for a merger of the two companies, with DeSoto becoming a wholly-owned subsidiary of Keystone. The proposed merger would involve an exchange of all of DeSoto's approximately
4.7 million shares of outstanding common stock for 3.5 million shares of Keystone common stock, in a tax-free transaction, with DeSoto stockholders receiving .7465 of a share of Keystone stock for each share of DeSoto stock.

The merger is subject to certain conditions, including approval by the shareholders of both companies, the requisite governmental review, and Keystone's obtaining the additional financing necessary to consummate the merger. The merger also provides a payment arrangement to DeSoto's outstanding trade creditor obligations. Keystone's majority shareholder and parties holding approximately 22% of DeSoto voting shares have entered into agreements committing to vote for approval of the merger.



















                                * * * * * *

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.






                              DeSOTO STOCK OWNERSHIP PLUS PLAN
                              (Name of Plan)





                              William Spier
                              ------------------------------
                              William Spier, Trustee

       June 27, 1996
- ------------------------------
          Date

                                                 SCHEDULE I


                                  DeSOTO, INC.

                        DeSOTO STOCK OWNERSHIP PLUS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1995

              EMPLOYER IDENTIFICATION NO. 36-1899490, PLAN NO. 004

Identity of Issuer                      Description of Investment          Cost     Market Value
- ------------------                      -------------------------          ----     ------------
*DeSoto, Inc.                           Common Stock                     $  98,170   $   89,061

*Bank of America Short-Term
   Investment Fund                      Cash Equivalents                   497,148      497,148

*Bank of America Equity Fund            Common Stock Fund                  749,615      968,890

*Bank of America GIC Fund               Guaranteed Investment Contracts    126,953      125,381

*Bank of America Balanced Fund          Stocks, Bonds and
                                        Money Market Instruments            78,901       91,103

 Participant Loans                      Loans to Participants at
                                        Prime Rate (lowest rate: 6.0%,
                                        highest rate: 9.0%)                     -      147,148
                                                                        ----------   ----------
                                                                        $1,550,787   $1,918,731
                                                                        ==========   ==========

*Represents a party in interest transaction for the year ended December 31, 1995.

                                                 SCHEDULE II


                                  DeSOTO, INC.

                        DeSOTO STOCK OWNERSHIP PLUS PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

              EMPLOYER IDENTIFICATION NO. 36-1899490, PLAN NO. 004

                                                           Purchases                              Sales
                                                    ----------------------  ----------------------------------------------
                                                      Number of   Purchase   Number of     Selling     Cost of   Net Gain
 Identity of Party Involved   Description of Assets Transactions   Price    Transactions    Price       Assets    (Loss)
- ----------------------------  --------------------- ------------  -------   ------------   -------   ----------- ---------
*Bank of America Equity Fund  Common Stock               27      $  240,146      23      $  326,996  $   248,703  $78,293

*Bank of America Short-Term
      Investment Fund         Cash Equivalents          211       1,169,033     133       1,271,141    1,271,141        -

*Bank of America GIC Fund     Guaranteed Investment
                               Contracts                 26         214,092      18         198,855      188,063   10,792

*DeSoto, Inc.                 Common Stock                -               -      14         161,167      126,577   34,590

*Represents a party in interest transaction for the year ended December 31, 1995.



                      DeSOTO, INC. AND SUBSIDIARIES


                              EXHIBIT INDEX





           1 -  Consent of Arthur Andersen LLP


                                                        EXHIBIT 1



                CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the DeSoto, Inc. previously filed Registration Statement File No. 2-68923.






                                       ARTHUR ANDERSEN LLP



Chicago, Illinois,

    June 27, 1996